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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*
                                        ------

                                St. Jude Medical Inc.
                          ----------------------------------
                                   (Name of Issuer)


                                    Common Stock
                          ----------------------------------
                            (Title of Class of Securities)


                                      79084910
                          ----------------------------------
                                    (CUSIP Number)

                                    AS OF 7/31/96

Check the following box if a fee is being paid with this statement /x/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 79084910                    13G                 Page  2  of  8  Pages
          ---------                                            ---    ---

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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons
    Provident Investment Counsel, Inc.
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization   Massachusetts

- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                      Power         104300
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power        0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power        113650
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power        0
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person    113650

- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)     .2%

- -------------------------------------------------------------------------------
(12) Type of Reporting Person*    CO,IA

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                    *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP No. 79084910                    13G                 Page  3  of  8  Pages
          ---------                                            ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
    Robert M. Kommerstad
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Mr. Kommerstad is no longer a reporting person. See Item 2.)

- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization   U.S.A.

- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                      Power         0
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power        0
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power        0
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power        0
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
    0 IA owns 113650 shares of common stock. Mr. Kommerstad is no longer a reporting person.

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(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)     0%

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(12) Type of Reporting Person*    Mr. Kommerstad is no longer a reporting
    person.  See item 2.

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ITEM 1(a).  NAME OF ISSUER   St. Jude Medical Inc.

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                                                          Page  4  of  8  Pages
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ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
           One Lillehei Plaza,  St. Paul, MN  55117
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ITEM 2(a).  NAME OF PERSON(s) FILING
           This statement is being filed by (i) Provident Investment Counsel Inc., a Massachusetts corporation and a registered investment advisor ("IA), and
(ii) Robert M. Kommerstad, a shareholder of IA's predecessor, Provident Investment Counsel, a California corporation which was formerly a registered investment advisor ("Former IA"). IA is continuing the business of Former IA, and is a wholly-owned subsidiary of United Asset Management Holdings, which is wholly owned by United Asset Management Corporation ("UAM"). Pursuant to an Acquisition Agreement by and among UAM, Former IA and IA, IA acquired substantially all of the assets of former IA on February 15, 1995. (the "Acquisition").

           IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Mr. Kommerstad, as a result of the Acquisition, no longer has beneficial ownership of any of the common stock, and is no longer a reporting person.
- -------------------------------------------------------------------------------


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
           IA's Principal Business Office is located at:
              300 North Lake Avenue, Pasadena, Ca 91101-4022.
- -------------------------------------------------------------------------------


ITEM 2(c).  CITIZENSHIP
           IA is a Massachusetts corporation.
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ITEM 2(d).  TITLE OF CLASS OF SECURITIES
           Class A Common Stock
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                                                          Page  5  of  8  Pages
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ITEM 2(e).  CUSIP NUMBER
           79084910
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b),
  CHECK WHETHER THE PERSON FILING IS A

    (a) / / Broker or Dealer registered under Section 15 of the Act

    (b) / / Bank as defined in section 3(a)(6) of the Act

    (c) / / Insurance Company as defined in section 3(a)(19) of the Act

    (d) / / Investment Company registered under section 8 of the Investment Company Act

    (e) /x/ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

    (g) / / Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) (Note: See Item 7)

    (h) / / Group, in accordance with Rule 13d-1(b)(1)(ii)(H)

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                                                          Page  6  of  8  Pages
                                                               ---    ---

ITEM 4.  OWNERSHIP

    (a) AMOUNT BENEFICIALLY OWNED:
       IA directly beneficially owns 113650 shares of Common Stock
    ---------------------------------------------------------------------------

    (b) PERCENT OF CLASS:    .2%

    ---------------------------------------------------------------------------

    (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i) sole power to vote or to direct the vote
                   IA has the power to vote 104300 shares. No other person has the power to vote such shares.

                   IA has no power to vote 9350 shares for which it has
              dispositive power.
              -----------------------------------------------------------------
         (ii) shared power to vote or to direct the vote:  0

              -----------------------------------------------------------------
        (iii) sole power to dispose or to direct the disposition of:

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                                                          Page  7  of  8  Pages
                                                               ---    ---


                   IA has the power to dispose all 113650 shares for which it has direct beneficial ownership. It does not share this power with any other person.
              -----------------------------------------------------------------
         (iv) shared power to dispose or to direct the disposition of:    0

              -----------------------------------------------------------------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        As a result of the Acquisition, Mr. Kommerstad no longer owns any of the common stock. See Item 2 above. IA's beneficial ownership is described in Item 4 above.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        IA, a registered investment advisor, has the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory client of IA owns more than 5% of the Common Stock.
- -------------------------------------------------------------------------------


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.
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ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.
- -------------------------------------------------------------------------------


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

        Not applicable.
- -------------------------------------------------------------------------------


ITEM 10. CERTIFICATION


    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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                                                          Page  8  of  8  Pages
                                                               ---    ---


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 12, 1996


                                       PROVIDENT INVESTMENT COUNSEL, INC.

                                            By:  -------------------------
                                                 Thad Brown
                                                 Chief Financial Officer
                                                 and Senior Vice-President